Exhibit 99.1

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis to strengthen oncology pipeline with agreement to acquire MorphoSys AG for EUR 68 per share or an aggregate of EUR 2.7bn in cash

•	Transaction to include pelabresib, a late-stage BET inhibitor for myelofibrosis (MF) and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomas

•	Pelabresib recently met its primary endpoint of spleen volume reduction and demonstrated favorable trends in symptom improvement with a well-tolerated safety profile in Phase 3 MANIFEST-2 study, when administered in combination with ruxolitinib in JAK inhibitor-naive MF patients[1]

•	Pelabresib and ruxolitinib combination offers potential for practice changing, first line of treatment in myelofibrosis with regulatory filing with the U.S. FDA planned for H2 2024

•	Transaction aligns with Novartis strategic focus on oncology, and strengthens company’s efforts in developing next-generation treatment options for cancer

•	EUR 68 per share (or EUR 2.7bn aggregate) all-cash transaction unanimously approved by Novartis and MorphoSys Boards, expected to close in H1 2024, subject to customary closing conditions, including a minimum acceptance threshold of 65% of outstanding shares tendered in the takeover offer and regulatory approvals

Basel, February 05, 2024 – Novartis today announced that it has entered into an agreement to make a voluntary public takeover offer to acquire MorphoSys AG (FSE: MOR; NASDAQ: MOR), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition, which is subject to customary closing conditions, including a minimum acceptance threshold of 65% of outstanding shares tendered in the takeover offer and regulatory approvals, further expands and complements Novartis pipeline in oncology, one of its priority therapeutic areas, while also enhancing Novartis global footprint in hematology.

Upon completion of the acquisition, Novartis will own pelabresib (CPI-0610), a novel and potentially practice changing treatment option with a well-tolerated safety profile provided in combination with ruxolitinib for patients with myelofibrosis (MF). It will also include tulmimetostat (CPI-0209), an early-stage investigational dual inhibitor of enhancer of zeste homolog 1 and 2 (EZH1 and EZH2) proteins currently being tested in patients with solid tumors or lymphomas.

Pelabresib in combination with ruxolitinib recently met its primary endpoint of spleen volume reduction in the Phase 3 MANIFEST-2 study in JAK inhibitor-naive MF patients1. The combination also demonstrated favorable trends in symptom improvement as evidenced by key secondary endpoints of absolute and 50% change in total symptom score (TSS) at week 24 compared to baseline. All four clinical hallmarks of disease in myelofibrosis – splenomegaly, disease-associated symptoms, anemia and bone marrow fibrosis – were improved with the pelabresib and ruxolitinib combination. In the earlier Phase 2 MANIFEST trial, the third arm of the study with a patient population comparable to MANIFEST-2, showed durable improvements in both spleen volume and total symptom score up to week 602. Regulatory filing with the U.S. FDA is planned for the second half of 2024.

“We are excited about the opportunity of bringing pelabresib, a potential next-generation treatment combined with ruxolitinib, to people living with myelofibrosis, a rare and debilitating form of blood cancer,” said Shreeram Aradhye, M.D., President, Development and Chief Medical Officer of Novartis. “With the planned acquisition of MorphoSys, we aim to further strengthen our leading pipeline and portfolio in oncology, adding to our capabilities and expertise. Building on our long-standing development partnership with MorphoSys, we look forward to continuing our work together to realize the full impact and value of their investigational medicines for patients with unmet needs.”

Pelabresib is an investigational small molecule designed to promote anti-tumor activity by selectively inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is also being studied in patients with essential thrombocythemia (ET), which is currently in Phase 2 in second line of treatment. Besides pelabresib, MorphoSys’ pipeline includes a broad portfolio of partnered assets of which some are in partnership with Novartis, including ianalumab (VAY736) which is studied across multiple immunological diseases and in hematology.

Transaction Details

Under the agreed transaction, which has been unanimously approved by the Board of Directors of both companies, Novartis will make a voluntary public takeover offer for all no-par value bearer shares of MorphoSys AG for EUR 68 per share (or an aggregate of EUR 2.7bn).

The transaction is subject to customary closing conditions, including acceptance of the takeover offer by at least 65% of MorphoSys AG’s outstanding shares and receipt of regulatory approvals and is expected to close in the first half of 2024. Until the transaction closes, MorphoSys AG will continue to operate as a separate, independent company.

About Pelabresib (CPI-0610)

Pelabresib (CPI-0610) is an investigational small molecule designed to promote anti-tumor activity selectively by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities. The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About Myelofibrosis

Myelofibrosis is a blood cancer – belonging to a group of diseases called myeloproliferative neoplasms – caused by genetic abnormalities in bone marrow stem cells and characterized by four hallmarks: enlarged spleen, anemia, impaired bone marrow microenvironment causing fibrosis, and debilitating disease-associated symptoms, including severe fatigue, night sweats, itching, increased bleeding and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the combination of symptoms often severely impacts their quality of life. At diagnosis, several factors, such as age, genetics and bloodwork, help determine a patient’s long-term prognosis. About 90% of newly diagnosed patients have intermediate- to high-risk disease, which has a worse prognosis and a higher likelihood of disease-associated symptoms. While JAK inhibitors, the current standard of care, address some aspects of the disease, no agent provides broad disease control. There is an urgent need for novel, well-tolerated therapeutic options capable of changing the natural course of myelofibrosis to provide patients with deep and durable responses across its four hallmarks.

About Tulmimetostat (CPI-0209),

Tulmimetostat (CPI-0209) is an investigational compound designed to exert anti-tumor activity by inhibiting the function of enhancer of zeste homolog 1 and 2 (EZH2 and EZH1) proteins to reactivate silenced genes like tumor suppressor genes. Tulmimetostat is being tested as a once-daily oral treatment in a Phase 1/2 trial (NCT04104776) in patients with advanced solid tumors or lymphomas, including ARID1A-mutated ovarian clear cell carcinoma and endometrial carcinoma, diffuse large B-cell lymphoma, peripheral T-cell lymphoma, BAP1-mutated mesothelioma and castration-resistant prostate cancer.

Forward Looking Statements

This press release contains statements of historical fact or “forward looking statements”, including with respect to the proposed acquisition of MorphoSys by Novartis. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the ability of Novartis and MorphoSys to complete the transactions contemplated by the business combination agreement (including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the business combination agreement), the expected timetable for completing the transaction, the benefits sought to be achieved in the proposed transaction, the potential effects of the proposed transaction on Novartis and MorphoSys, the potential marketing approvals, new indications or labeling for the product candidates MorphoSys is developing, including Pelabresib, or regarding expected benefits and success of, or potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied, including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainty as to the percentage of MorphoSys’ shareholders that will support the proposed transaction and tender their shares in the offer; the risk of shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all, potential adverse effects to the businesses of Novartis or MorphoSys during the pendency of the proposed transaction, such as employee departures or distraction of management from business operations, the potential that the expected benefits and opportunities of the proposed transaction, if completed, may not be realized or may take longer to realize than expected, risks related to the integration of the MorphoSys into Novartis subsequent to the closing of the proposed transaction and the timing of such integration. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. A further list and descriptions of these risks uncertainties and other factors can be found in the current Form 20-F filed by Novartis AG with the U.S. Securities and Exchange Commission (the “SEC”). Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Important Information about the Tender Offer

This press release is neither an offer to sell or purchase nor a solicitation of an offer to sell or purchase MorphoSys shares. Moreover, this announcement is neither an offer to purchase nor a solicitation to purchase shares of Novartis data42 AG. The final terms and further provisions regarding the takeover offer (also referred to a tender offer) will be in the offer document once its publication has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicat or “BaFin”). Novartis data42 AG reserves the right to deviate from the basic terms presented herein in the final terms and provisions. Investors and holders of MorphoSys shares are strongly recommended to read the offer document and all other documents in connection with the public takeover offer as soon as they are published, as they will contain important information.

Subject to the exceptions described in the offer document and any exceptions granted by the relevant regulatory authorities, a public takeover offer is not being made, directly or indirectly, in or into those jurisdictions where to do so would constitute a violation pursuant to the laws of such jurisdiction.

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of MorphoSys will be made only pursuant to, the offer document and related offer materials prepared by Novartis and Novartis data42 AG and as approved by BaFin. Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC on Schedule TO at the time the tender offer is commenced. MorphoSys intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer and to publish a recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act.

In order to reconcile certain areas where German law and U.S. law conflict, Novartis and Novartis data42 AG expect to request no-action and exemptive relief from the SEC to conduct the tender in the manner described in the offer document.

Novartis and its affiliates or brokers (acting as agents of Novartis data42 AG or its affiliates, if any) may, to the extent permitted by applicable laws or regulations, directly or indirectly, acquire shares in MorphoSys or enter into agreements to acquire shares outside of the tender offer before, during or after the term of the tender offer. This also applies to other securities convertible into, exchangeable for or exercisable for shares of MorphoSys. These purchases may be concluded via the stock exchange at market prices or outside the stock exchange on negotiated terms. If such purchases or agreements to purchase are made, they will be made outside the United States and will comply with applicable law, including, to the extent applicable, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (including pursuant to any requested no-action and exemptive relief from the SEC).

All information regarding such purchases will be disclosed in accordance with the laws or regulations applicable in Germany or any other relevant jurisdiction. In addition, the financial advisors of Novartis may also act in the ordinary course of trading in securities of MorphoSys, which may include purchases or agreements to purchase such securities.

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, INCLUDING AN OFFER TO PURCHASE, MEANS OF TENDER AND RELATED TENDER OFFER DOCUMENTS THAT WILL BE FILED BY NOVARTIS AND NOVARTIS DATA42 AG WITH THE SEC AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY MORPHOSYS WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, means of tender and certain other related tender offer documents (once they become available) may also be obtained for free on Novartis AG’s website at www.novartis.com/investors/morphosys-acquisition. A copy of the solicitation/recommendation statement will be made available by MorphoSys at morphosys.com/en/investors/Novartis-TakeoverOffer or by contacting MorphoSys’ investor relations department at +49 89 89927 179. These materials may also be obtained through the information agent for the tender offer, which will be named in the tender offer materials.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	2023-12-11_Rampal R_MANIFEST-2_ASH 2023_Oral 628
2.	2023_Manifest Arm 3 results_Mascarenas et al J Clin Oncol 41:4993-5004

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